                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                    (RULE 13D-101)

                   INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                      PURSUANT TO RULE 13D-1(a) AND AMENDMENTS
                       THERETO FILED PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. ____)*


                             Founders Food & Firkins Ltd.
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                                   (Name of Issuer)


                                     Common Stock
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                            (Title of Class of Securities)


                                     350551 10 7
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                                    (CUSIP Number)

                                 Steven J. Wagenheim
                                 5831 Cedar Lake Road
                           St. Louis Park, Minnesota 55416
                                    (612) 525-2670
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                     June 6, 2000
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               (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / / .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.


---------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


                            (Continued on following pages)


                                  Page 1 of 31 Pages

--------------------------------                   ----------------------------
 CUSIP No.    350551 10 7               13D            Page 2 of 31 Pages
          ----------------------
--------------------------------                   ----------------------------

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 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                BREWING VENTURES LLC

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 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

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 3    SEC USE ONLY

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 4    SOURCE OF FUNDS*

                WC, OO
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 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                                     / /

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 6    CITIZENSHIP OR PLACE OF ORGANIZATION

                MINNESOTA
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                7    SOLE VOTING POWER

   NUMBER OF                   1,662,500
     SHARES     ---------------------------------------------------------------
  BENEFICIALLY  8    SHARED VOTING POWER
    OWNED BY
      EACH                     0
   REPORTING    ---------------------------------------------------------------
     PERSON     9    SOLE DISPOSITIVE POWER
      WITH
                               1,662,500
                ---------------------------------------------------------------
                10   SHARED DISPOSITIVE POWER

                               0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                     1,662,500
-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            / /

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     44.0%
-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

                     CO
-------------------------------------------------------------------------------

                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1. SECURITY AND ISSUER.

        The title of the class of equity securities to which this statement relates is Common Stock. The issuer is Founders Food & Firkins Ltd., a Minnesota corporation ("Founders"), which has its principal executive offices at 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416.

ITEM 2. IDENTITY AND BACKGROUND.

        (a) This Schedule 13D is being filed by Brewing Ventures LLC, a Minnesota limited liability company (the "Reporting Person"). The Reporting Person was organized to contribute its restaurant concept to Founders.

        (b) The business address of the Reporting Person is 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416.

        (c) The attached Schedule I is a list of the members of the Reporting Person who exercise control over the Reporting Person. The business address of each such person is 5831 Cedar Lake Road, St. Louis Park, Minnesota 55416. Schedule I contains the following information:

              (i)    name; and

              (ii) present principal occupation or employment and, if other than Founders, the name, principal business and address of any corporation or other organization in which such employment is conducted.

        (d) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named on
              Schedule I has been convicted in a criminal (excluding traffic violations or similar misdemeanors).

        (e) During the last five years, neither the Reporting Person nor, to the best of the Reporting Person's knowledge, any person named on
              Schedule I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or


                                  Page 3 of 31 Pages
              mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        (f)   Each person named on Schedule I is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        On July 29, 1997, Founders issued to the Reporting Person 850,000 shares of common stock and a warrant to purchase 1,000,000 shares of common stock in exchange for the Reporting Person's contribution of its restaurant concept and all proprietary data, know-how, business plans, and research and development in connection therewith. On August 13, 1997, the Reporting Person made a capital contribution to Founders in the amount of $200,000. Concurrent with Founders' initial public offering, the Reporting Person tendered 187,500 of its shares to Founders in payment of the exercise price of its warrant to purchase 1,000,000 shares. As a result, the Reporting Person owned 1,662,500 shares of Founders' common stock as of the date hereof.

ITEM 4. PURPOSE OF TRANSACTION.

        The Reporting Person acquired the securities described herein for investment purposes.

        (a) The Reporting Person may acquire more shares of Common Stock or dispose of Common Stock as business and market conditions dictate.

        (b) The Reporting Person does not have any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving Founders or any of its subsidiaries.

        (c) The Reporting Person does not have any plans or proposals that relate to or would result in a sale or transfer of a material amount of assets of Founders or of any of its subsidiaries.

        (d) The Reporting Person does not have any plans or proposals that relate to or would result in any change in the present board of directors or management of Founders, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.

        (e) The Reporting Person does not have any plans or proposals that relate to or would result in any material change in the present capitalization or dividend policy of Founders.


                                  Page 4 of 31 Pages

        (f) The Reporting Person does not have any plans or proposals that relate to or would result in any other material change in Founders's business or corporate structure.

        (g) The Reporting Person does not have any plans or proposals that relate to or would result in changes in Founders's charter or bylaws or other actions which may impede the acquisition of control of Founders by any person.

        (h) The Reporting Person does not have any plans or proposals that relate to or would result in causing a class of securities of Founders to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

        (i) The Reporting Person does not have any plans or proposals that relate to or would result in a class of equity securities of Founders becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

        (j) The Reporting Person does not have any plans or proposals that relate to or would result in any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) As of the date hereof, the Reporting Person beneficially owned 1,662,500 shares of Common Stock, representing 44.0% of the class. As of the date hereof, Arthur E. Pew III, one of the persons named on Schedule I, beneficially owned 15,000 shares of Common Stock which were purchasable pursuant to the exercise of stock options, representing 0.4% of the class.

        (b) The Reporting Person has sole power to vote and to dispose of all of its shares; Mr. Pew has sole power to vote and to dispose of all of his shares.

        (c)   See Item 3.

        (d) The Reporting Person knows of no person who has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares reported herein.

        (e)   Not applicable.


                                  Page 5 of 31 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

        The Reporting Person is governed by a Member Control Agreement, dated June 26, 1997, by and among Steven J. Wagenheim, William E. Burdick, Mitchel I. Wachman, Timothy Cary, Eric LeClair and Arthur Nermoe, attached hereto as Exhibit 1. The Member Control Agreement was amended by Amendment No. 1 thereto, dated August 15, 1997, by and among Steven
        J. Wagenheim, William E. Burdick, Mitchel I. Wachman, Timothy Cary, Eric LeClair, Arthur Nermoe and Arthur E. Pew, III, attached hereto as
        Exhibit 2. Each membership interest is equal in all respects and the members' respective governance rights and financial rights are in proportion to their percentage interests as set forth on Schedule 1 to the Member Control Agreement. A member is not entitled to withdraw or demand the return of any part of his capital contribution or to receive any distribution from the Reporting Person. Each member who was not otherwise fully vested in his membership interest became fully vested upon Founders' initial public offering. Net losses and net income are allocated to the members in proportion to their percentage interests in the Reporting Person. A member may transfer all or any portion of his membership interest to another member without the consent of the other members and without offering such membership interest to the Reporting Person or the remaining members. The Board of Governors must unanimously approve the admission of additional members. Upon the request of any member having at least a 25% membership interest in the Reporting Person, the Reporting Person will liquidate.

        The shares reported herein as beneficially owned by the Reporting Person and Arthur E. Pew III are subject to an escrow agreement with the Commissioner of Commerce for the State of Minnesota. The Reporting Person and Mr. Pew entered into the escrow agreement as a condition of registration of the initial public offering of Founders. The term of escrow runs for a period of three years from the effectiveness of such offering, unless at an earlier date Founders demonstrates annual net earnings for any two consecutive years after the effectiveness of such offering of at least 5%.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 1 Member Control Agreement of Brewing Ventures LLC, dated June 26, 1997.

        Exhibit 2 Amendment No. 1 to Member Control Agreement of Brewing Ventures LLC, dated August 15, 1997.

        Exhibit 3 Escrow Agreement by and among Founders Food & Firkins Ltd., Brewing Ventures LLC, Arthur E. Pew III, Associated Bank Minnesota and the Commissioner of Commerce for the State of Minnesota, dated June 6, 2000.


                                  Page 6 of 31 Pages

                                      SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 6, 2000        BREWING VENTURES LLC




                                   /s/ Steven J. Wagenheim
                                   -----------------------------------------
                                   Steven J. Wagenheim
                                   Member











                                  Page 7 of 31 Pages

                                      SCHEDULE I

Controlling Members of Brewing Ventures LLC

NAME                        Occupation or Employment
----                        ------------------------
William E. Burdick          Chairman of the Board, Brewmaster and Director of
                            Founders

Steven J. Wagenheim         President, Chief Executive Officer and Director of
                            Founders

Mitchel I. Wachman          Chief Financial Officer, Secretary and Director of
                            Founders

Arthur E. Pew III          Director of Founders










                                  Page 8 of 31 Pages

                                    EXHIBIT INDEX

EXHIBIT
NUMBER        DESCRIPTION
------        -----------------------------------------------------------------
1             Member Control Agreement of Brewing Ventures LLC, dated June 26,
              1997.

2             Amendment No. 1 to Member Control Agreement of Brewing Ventures
              LLC, dated August 15, 1997.

3             Escrow Agreement by and among Founders Food & Firkins Ltd.,
              Brewing Ventures LLC, Arthur E. Pew III, Associated Bank Minnesota and the Commissioner of Commerce for the State of Minnesota, dated
              June 6, 2000.













                                  Page 9 of 31 Pages